Exhibit 99.1

NEW GOLD ANNOUNCES OPERATIONS AT THE RAINY RIVER MINE HAVE RESUMED

TORONTO, July 29, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) announces that operations resumed during the day shift on Saturday July 27th at the Rainy River Mine in northwestern Ontario, following the employee fatality reported on July 24th. Operations safely resumed Saturday, as no other equipment or site infrastructure was impacted in the incident. New Gold is supporting the authorities with their investigation.

The thoughts of management remain with the family, friends and colleagues who have been impacted by this tragic incident. The health, safety and wellbeing of our employees is our top priority.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/29/c4994.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 29-JUL-24